Mail Stop 60-10

June 30, 2005

Mr. Jeffrey Kang
Chief Executive Officer
Comtech Group, Inc.
Suite 1001, Tower C, Skyworth Building
Nanshan, Shenzhen 518057
People's Republic of China

> **Re: Comtech Group, Inc.**
> **Amendment Nos. 2 and 3 to Registration Statement on Form S-1**
> **Filed June 22 and June 28, 2005**
> **File No. 333-124201**

Dear Mr. Kang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We depend upon contractual arrangements . . ., page 13

1.   Please clarify what you mean by "general trading with foreign investments" is restricted. Also, does this mean that no PRC business can be publicly traded without contractual relationships like yours?

Our acquisition strategy depends . . ., page 17

2.   Please revise your disclosure to clarify what you mean by the statement "nor can we ensure that *our shareholders will be considered PRC residents* and they must comply with or register under the relevant regulations . . . ."

Corporate Structure, page 28

3.   We note your response to comment 8; however, several points remain unclear:

- Why did you elect to establish separate companies for sales in different geographical locations?
- Why are historical customer relationships within China conducted through one company and new "solutions" conducted through another company?
- Why have you created new companies for software and storage?
- If you created a holding company in the Cayman Islands for "corporate law and a regulatory environment more familiar and friendly to overseas capital market investors," why would you create another level of holding companies?

Please clarify your disclosure.

4.   We note your disclosure in the final bullet point on page 28 that Jeffrey Kang and his wife agreed to apply dividend and other distributions from Shenzhen Comtech to the payments to Comtech China "for valid and valuable consideration." Please revise your disclosure to clarify what consideration Comtech China will be required to pay to Mr. Kang and his wife in exchange for the payments described in this paragraph.

Liquidity and Capital Resources, page 44

5.   We note your disclosure in the final paragraph on page 45 that Comtech Communication, a PRC company, is "legally permitted to declare and pay dividends." Please reconcile this with other disclosure in this paragraph, as well as in the risk factors section, which indicates that PRC laws and regulations restrict the ability of your PRC operating companies to pay dividends.

Principal and Selling Stockholders, page 68

6.   We note your response to prior comment 17.
- Tell us how disclosure of a "proportionate interest" as mentioned in footnote 10 is consistent with the rules governing disclosure in the beneficial ownership table.
- As previously requested, please identify the individuals who beneficially the shares held by Ren Investments.

7.   Please reconcile the number of shares being registered for resale by selling shareholders with the aggregate number of shares being sold in this offering by selling shareholders listed in the table on page 68.

Other Related-Party Transactions, page 71

8.   Please expand your disclosure in response to comment 18 to clarify who paid the consideration for Shanghai E&T, what consideration your affiliates paid for their interest in Shenzhen Comtech and what consideration you paid for your rights in Shenzhen Comtech.

Exhibits

9.   We may have further comment when all exhibits are filed.

Exhibit 10.10

10.   We note the share purchase and sale obligations discussed in numbered paragraph 5. With a view toward disclosure, please tell us whether any such obligations exist in the event Comtech Broadband Corporation Limited is not listed on Nasdaq, and describe the terms of such obligation.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lynn Dicker at (202) 551-3616 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Robert Wray – Skadden, Arps, Slate, Meagher & Flom LLP